Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

06011563

28 February 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2006
WASH. D.C. 209

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

<u>Expiry of Placement Authority</u>

At the Annual General Meeting of the Company in November 2005 approval was obtained from shareholders to place up to 100 million shares in the Company within three months of the approval.

The Company advises that this authority has now lapsed.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

28 February 2006

PROCESSING
MAR 0 9 2006
SECTION